UNITED STATES
SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	SEC FILE NUMBER 001-33046

FORM 12b-25 NOTIFICATION OF LATE FILING	CUSIP NUMBER 929741 10 6

(Check One):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2009

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Waccamaw Bankshares, Inc.

Full name of registrant

Not applicable

Former name if applicable

110 North J. K. Powell Boulevard

Address of principal executive office (street and number)

Whiteville, North Carolina 28472

City, state and zip code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

Finalization of the Registrant’s audited financial statements for the fiscal year ended December 31, 2009 has been delayed as a result of management’s ongoing assessment of certain credit relationships and the related income tax effect. The Registrant anticipates filing its Annual Report on Form 10-K as soon after March 31, 2010 as is feasible and within the 15-day period from that date as provided by Rule 12b-25 promulgated under the Securities Exchange Act of 1934.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification.

David A. Godwin	(910)	641-0044
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report of portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Management expects the provision for loan losses to be approximately $11,723,000 for the fourth quarter of 2009, and to be approximately $16,580,000 for the year ended December 31, 2009, as compared to $2,356,000 for the fourth quarter of 2008 and $2,990,000 for the year ended December 31, 2008. Accordingly, management expects net income to be approximately $(13,080,000) for the year ended December 31, 2009, as compared to $(2,043,000) for the year ended December 31, 2008. The increase in the provision for loan losses is due to management’s ongoing assessment of credit relationships in light of the continued weakening of economic conditions both locally and nationally during 2009.

Waccamaw Bankshares, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	March 31, 2010	By:	/s/ David A. Godwin
David A. Godwin
Senior Vice President and Chief Financial Officer